

Dr Tony Kremer · 3rd

owner at KVS Ltd

Minooka, Illinois, United States · Contact info

 Next Media

 Illinois Center for Broadcasting-Chicago Campus

Experience


Host of Pet Lifestyle Radio on WJOL
Next Media
2011 - Present · 11 yrs 3 mos


Owner
Kremer Veterinary Services/ CARE Animal Emergency Services
May 1990 - Present · 31 yrs 11 mos

Education


Illinois Center for Broadcasting-Chicago Campus
2011 - 2012


University of Illinois Urbana-Champaign
Doctor of Veterinary Medicine